UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 001-08366

POLYDEX PHARMACEUTICALS LIMITED
(Exact name of small business issuer as specified in its charter)

421 Comstock Road, Toronto, Ontario
Canada, M1L 2H5
(Address of principal executive offices)

(416) 755-2231
Issuer's telephone number

Common Shares, Par Value $0.0167 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend  the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ X ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ X ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  335

Pursuant to the requirements of the Securities Exchange Act of 1934 Polydex Pharmaceuticals Limitied. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POLYDEX PHARMACEUTICALS LIMITED
Date: May 7, 2010	By:	/s/ George G. Usher
President & Chief Executive Officer